UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT

Pursuant to Section 15 (d)

of the Securities Exchange Act of 1934

for the year ended December 31, 2009

Commission File Number:  1-3619

WYETH SAVINGS PLAN
(Full title of the Plan)

Pfizer Inc.
(Name of Issuer of the securities held pursuant to the Plan)

235 East 42nd Street
New York, New York 10017
(Address of principal executive office)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

WYETH SAVINGS PLAN

By:	/s/ Neal Masia
Neal Masia
Member of the Savings Plan Committee

Dated:  June 24, 2010

WYETH SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2009 AND 2008

AND

FOR THE YEAR ENDED DECEMBER 31, 2009

EMPLOYER IDENTIFICATION NUMBER - 13-5315170

PLAN NUMBER - 020

WYETH SAVINGS PLAN
DECEMBER 31, 2009 AND 2008

INDEX

Page
Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Plan Benefits as of December 31, 2009 and 2008	1

Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2009	2

Notes to Financial Statements	3 - 18

Supplemental Schedule:*

Schedule H, line 4i – Schedule of Assets (Held At End of Year) December 31, 2009	Schedule I

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

Exhibit 23.2 – Consent of Independent Registered Public Accounting Firm

*Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Savings Plan Committee
Wyeth Savings Plan:

We have audited the accompanying statement of net assets available for plan benefits of the Wyeth Savings Plan (the “Plan”) as of December 31, 2009 and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.  The accompanying statement of net assets available for plan benefits of the Wyeth Savings Plan as of December 31, 2008 was audited by other auditors whose report thereon dated June 24, 2009 expressed an unqualified opinion on that statement.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2009 financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2009 and the changes in net assets available for plan benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Memphis, Tennessee

June 24, 2010

Wyeth Savings Plan
Statements of Net Assets Available for Plan Benefits
As of December 31, 2009 and 2008
	December 31,
	2009	2008
Assets:
Investments, at fair value	$1,952,310,114	$1,414,454,724
Investment in Master Trust, at fair value	746,315,640	664,567,413
Total investments	2,698,625,754	2,079,022,137

Loans to participants, at amortized cost	41,957,526	44,866,182

Receivables:
Employer contributions	771,728	-
Participant contributions	5,364,203	-
Accrued dividends and interest	-	14,665
Total receivables	6,135,931	14,665

Net Assets Available for Plan Benefits, at fair value	2,746,719,211	2,123,902,984

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(7,986,194)	38,132,893

Net Assets Available for Plan Benefits	$2,738,733,017	$2,162,035,877

The accompanying notes to financial statements are an integral part of these financial statements.

Wyeth Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2009

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$486,151,375
Net investment gain in Master Trust	30,149,602
Interest	4,830,836
Dividends	40,714,816
Total investment income	561,846,629

Contributions:
Employer	43,097,906
Participant	161,482,929
Rollovers into Plan	9,568,610
Total contributions	214,149,445
Total additions	775,996,074

Deductions from net assets attributed to:
Benefits paid to participants	(197,963,741)
Administrative expenses	(722,949)
Total deductions	(198,686,690)

Increase in net assets	577,309,384

Transfer out of the Plan	(612,244)

Net Assets Available for Plan Benefits
Beginning of Year	2,162,035,877
End of Year	$2,738,733,017

The accompanying notes to financial statements are an integral part of these financial statements.

WYETH SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN

The following description of the Wyeth Savings Plan (“the Plan”) only provides general information.  Participants in the Plan should refer to the Plan document for a more detailed and complete description of the Plan’s provisions.

General

On October 15, 2009, Pfizer Inc. (“the Company”) acquired all of the outstanding equity of Wyeth.  In connection with the acquisition, the Company adopted and assumed sponsorship of the Plan effective October 15, 2009.

The Plan, a defined contribution profit sharing plan, was approved and adopted by the Board of Directors of legacy Wyeth and became effective on April 1, 1985.  Full-time and part-time (U.S. paid) employees of legacy Wyeth’s U.S. company and its participating U.S. subsidiaries whose employment is not subject to a collective bargaining agreement (“non-union”) are eligible to participate in the Plan after attaining age 21.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) and intended to be  qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (“the Code”).

Contributions

Participants may elect to make contributions to the Plan in whole percentages up to a maximum of 50% of their covered compensation, as defined in the Plan.  Contributions can be made on a before-tax basis (“salary deferral contributions”), an after-tax basis (“after-tax contributions”), or a combination of both.  The Company will contribute an amount equal to 50% of the first 6% of the participant’s covered compensation.  Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan.  Under the Code, salary deferral contributions, total annual contributions, and the amount of a participant’s compensation that can be included for Plan purposes are subject to annual limitations; any excess contributions are refunded to the participant in the following year, if applicable.  The Plan has an automatic enrollment feature for new employees at 3% of covered compensation invested in a lifecycle fund, one of the Fidelity Freedom Funds, appropriate for such employees’ age.  The automatic enrollment deferral percentage increases by 1% per year until it reaches 6%, unless the participant makes an election to change contributions or opt out of the Plan.

Rollovers into Plan

Participants may elect to roll over one or more account balances from qualified plans of other employers as well as from the Wyeth Retirement Plan into the Plan.

Vesting and Separation From Service

Participants are fully vested at all times in their salary deferral contributions, after-tax contributions and rollover contributions and all earnings (losses) thereon.  Prior to October 15, 2009, a participant was also fully vested in Company matching contributions if the participant had at least five years of vesting service, as defined.  If a participant had less than five years of continuous service, such participant became vested in the Company matching contributions and all earnings (losses) thereon according to the following schedule:

Years of Vesting Service	Vesting Percentage
1 year completed	0%
2 years completed	25%
3 years completed	50%
4 years completed	75%
5 years completed	100%

Regardless of the number of years of vesting service, participants were fully vested in their Company matching contributions account upon reaching age 65 or upon death, if earlier.  If an employee’s employment was terminated prior to full vesting, the non-vested portion of the Company matching contributions and all earnings thereon was forfeited and became available to satisfy future Company matching contributions.

As of October 15, 2009, the Plan was amended to provide 100% vesting on all future Company matching contributions. (See Note 9)

Forfeited Amounts

During 2009, forfeitures of $680,000 were used to offset legacy Wyeth matching contributions.  As of December 31, 2009 and 2008, the amount of forfeitures available to offset future Company matching contributions totaled $737,423 and $72,636, respectively.

Distributions

Participants may withdraw all or any portion of their after-tax contributions.  Participants may make full or partial withdrawals of vested Company matching contribution and salary deferral contribution funds in any of their accounts upon attaining age 59½ or for financial hardship, as defined in the Plan document.  Participants are limited to one quarterly non-hardship and one hardship withdrawal each year.  Participants may qualify for financial hardship withdrawals if they have an immediate and heavy financial need, as determined by the Plan Administrator.

Upon termination of employment, participants are entitled to a lump-sum distribution of their vested account balance.  Participants can elect to defer the distribution of their accounts if the participant’s account balance is greater than $1,000.

Administrative Costs

Costs and expenses of administering the Plan are generally paid by the Company or the Plan.   Certain investment expenses are deducted from the applicable investment funds.  Participants are charged for loan application and maintenance fees.

Participant Loans

Participants who have a vested account balance of at least $2,000 may borrow from the vested portion of their account, subject to certain maximum amounts of up to $50,000.  Participants in the Plan may borrow up to 50% of their vested account balances.  Each loan is collateralized by the borrower’s vested interest in their account balance.  Participants may have outstanding up to four general purpose loans and one loan to acquire or construct a principal residence.  All loans must be repaid within 5 years except for those used to acquire or construct a principal residence, which must be repaid within 15 years. Defaults on participants’ loans during the year are treated as withdrawals and are fully taxable to the participants.  The interest rate charged on loans provides a return commensurate with a market rate, or such other rate as permitted by government regulations as of the date of the loan agreement.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. Investments in collective trust funds that include fully benefit-responsive investment contracts are presented at fair value in the statement of net assets available for plan benefits, and the amount representing the difference between fair value and contract value of these investments is also presented on the face of the statement of net assets available for plan benefits.  The statement of changes in net assets available for benefit plans is prepared on a contract value basis. Contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Contributions

Contributions from the employer are accrued based upon amounts required to be funded under the provisions of the Plan.  Contributions from employees are accrued when deducted from payroll.

Participant Accounts

Each participant account is credited with the participant’s contribution and allocation of investment earnings (losses) and Company contributions, and such accounts are charged with certain investment fees, depending on investment options.  Allocations are based on earnings (losses) or account balance, as defined in the Plan document.

Payment of Benefits

Benefits are recorded when paid.

Reclassification

Certain amounts have been reclassified in the prior year in order to conform to current year presentation.

Investment Valuation and Income Recognition

Investments in common stocks are valued on quoted market value as of the last business day of the year.  Investments in mutual funds are valued at the closing market price obtained from national exchanges of the underlying investments of the respective fund as of the last business day of the year. Investments in collective trust funds are recorded at fair value, which is based upon their published net asset value (“NAV”) or their redemption value as determined by the trustees of such funds based upon the underlying securities stated at fair value. The fair value of the guaranteed investment contracts is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The fair value of the synthetic guaranteed investment contracts is determined by the fair value of the underlying assets.   Interest bearing cash is valued at cost which approximates fair value.

Net appreciation (depreciation) in the fair value of investments consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.  Purchases and sales are recorded on a trade date basis.  Dividends are recorded on the ex-dividend date.  Interest income is recorded as earned on the accrual basis.

The following table presents investments:

	December 31,
	2009	2008
Investments at Fair Value as Determined by Reported Net Asset Value or Quoted Market Price

Mutual funds	$1,803,633,474	$1,132,294,515
Collective trust funds	41,261,459	38,827,086
Common stocks	140,268,711	273,468,019

Investments at Estimated Fair Value

Investment contracts	585,806,621	567,839,082

Investments at Cost

Interest bearing cash	127,655,489	66,593,435

Total Investments, at fair value	$2,698,625,754	$2,079,022,137

Risks and Uncertainties

The Plan’s assets consist of various investments which are exposed to a number of risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Loans to Participants

Participant loans, which are subject to various interest rates, are recorded at amortized cost.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with U.S. generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts in net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period and when applicable, disclosures of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

NOTE 3 – INVESTMENT IN MASTER TRUST

On August 28, 2008, legacy Wyeth entered into an agreement with Mercer Trust Company (“MTC”) to create a Master Trust for the Interest Income Funds (“Fund(s)”) of the Wyeth Savings Plan and another Company sponsored savings plan.  MTC maintains the assets of the Master Trust.

Each participating fund has an undivided interest in the Master Trust.  At December 31, 2009 and 2008, approximately 96.50% and 96.45% of the net assets of the Master Trust is allocated to the Plan’s Fund.  Fund asset balances, investment income and administrative expenses relating to the Master Trust are allocated to the individual plans’ Fund based upon average monthly balances invested by each plans’ Fund.

The following table presents the net assets of the Master Trust.

	December 31, 2009	December 31, 2008
Investments, at fair value:
Interest bearing cash	$123,572,982	$60,030,973
Synthetic guaranteed investment contracts	448,514,239	402,307,603
Guaranteed investment contracts	158,541,133	186,422,201
Collective trust funds	42,758,121	40,255,227
Total Net Assets	$773,386,475	$689,016,004
Fund’s interest in Net Assets	$746,315,640	$664,567,413

Net investment gain for the Master Trust is as follows:
	Year Ended December 31, 2009
Interest income:
Interest bearing cash	$270,923
Synthetic guaranteed investment contracts	21,613,103
Guaranteed investment contracts	8,725,758
Collective trust funds	646,658
Net investment gain	$31,256,442
Fund’s allocation of net investment gain	$30,149,602

NOTE 4 – INVESTMENT CONTRACTS

The Plan’s Fund in the Master Trust primarily invests in two types of investment contracts – guaranteed investment contracts (“GICs”) and synthetic GICs (“Wrappers”), both issued by insurance companies and other financial institutions.

Traditional GICs are backed by the general account of the issuer. The fair values of the guaranteed investment contracts were $152,991,720 and $179,804,212 at December 31, 2009 and 2008, respectively.  The Fund deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified time. Interest is accrued on either a simple interest or compounded basis and paid either periodically or at the end of the contract term. The issuer guarantees that all qualified participant withdrawals will occur at contract value (principal plus accrued interest).  The interest crediting rates of traditional GICs remain fixed for the life of the contract.

A synthetic GIC is an investment contract issued by financial institutions backed by units of commingled bond funds that are owned directly by the Fund. These assets underlying the wrap contract are maintained separately from the contract issuer’s general assets by a third party custodian.   The fair values of the underlying assets were $432,814,901 and $411,792,598 at December 31, 2009 and 2008, respectively.  The wrapper contracts are obligated to provide an interest rate not less than zero. These contracts typically provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the net assets of the fund, but rather are amortized, over the duration of the underlying investments, through adjustments to the future interest crediting rate. The crediting rates on synthetic GICs typically reset on a quarterly basis. The issuer guarantees that all qualified participant withdrawals will occur at contract value.  The fair values of the wrapper contracts were $734,865 and ($23,757,728) at December 31, 2009 and 2008, respectively.

Primary variables impacting future crediting rates of the wrappers include:

-	current yield of the assets within the wrap contract
-	duration of the assets covered by the wrap contract
-	existing difference between the market value and contract value of the assets within the wrap contract

Fully benefit-responsive investment contracts, including guaranteed investment contracts and wrap (synthetic) contracts are agreements with high quality banks, insurance companies and other financial institutions that are designed to help preserve principal and provide a stable crediting rate.  These contracts are fully benefit-responsive and provide that plan participant-initiated withdrawals, permitted under a participating plan, will be paid at contract value.  In addition to certain wrap agreement termination provisions discussed below, the contracts generally provide for withdrawals associated with certain events that are not in the ordinary course of fund operations, and that the issuer determines will have a material adverse effect on the issuer’s financial interest, will be paid with a market value adjustment to the contract value amount of such withdrawal as defined in such contracts.  While each contract issuer specifies the events that may trigger such a market value adjustment, typically such events include all or a portion of the following: (i) amendments to the Fund documents or Fund’s administration; (ii) changes to the Fund’s prohibition on competing investment options by participating plans or deletion of equity wash provisions; (iii) complete or partial termination of the Fund or its merger with another fund; (iv) the failure of the Fund or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; (v) unless made in accordance with the withdrawal provisions of the Fund, the redemption of all or a portion of the interests in the Fund held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), or the closing or sale of a subsidiary, employing unit or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the plan with another plan, or the plan sponsor’s establishment of another tax qualified defined contribution plan; (vi) any change in law, regulation, ruling, administrative or judicial position or accounting requirement, in any case applicable to the fund or participating plans; and (vii) the delivery by the plan sponsor of any communication to plan participants designed to influence a participant not to invest in the Fund.  At this time, the Fund does not believe that the occurrence of any such market value event which would limit the Fund’s ability to transact at contract value with participants is probable.

Guaranteed investment contracts generally do not permit issuers to terminate the agreement prior to the scheduled maturity date.  Wrap contracts generally are evergreen contracts (no specific maturity date) that contain termination provisions.  Wrap agreements permit the Fund’s investment manager or issuer to terminate upon notice at any time at market value and provide for automatic termination of the wrap contract if the book value or the market value of the contract equals zero.  The issuer is not excused from paying the excess contract value when the market value equals zero.  Wrap contracts that permit the issuer to terminate at market value generally provide that the fund may elect to convert such termination to an Amortization Election as described below.  In addition, if the Fund defaults in its obligations under the agreement (including the issuer’s determination that the agreement constitutes a non-exempt prohibited transaction as defined under ERISA) and such default is not cured within the time permitted by any cure period, then the wrap contract may be terminated by the issuer and the Fund will receive the market value as of the date of termination.  Also, wrap contracts generally permit the issuer or investment manager to elect at any time to convert the wrapped portfolio to a declining duration strategy whereby the contract would terminate at a date which corresponds to the duration of the underlying fixed income portfolio on the date of the amortization election (“Amortization Election”).  After the effective date of an Amortization Election, the fixed income portfolio must conform to the guidelines agreed upon by the wrap issuer and the investment manager for the Amortization Election period. Such guidelines are intended to result in contract value equaling market value of the wrapped portfolio by such termination date.

NOTE 5 – FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157 – Fair Value Measurements. Effective July 1, 2009, this standard was incorporated into the FASB Accounting standards Codification (“ASC”) Section 820, Fair Value Measurements and Disclosures (“FASB ASC 820”).  FASB ASC 820 establishes a framework for measuring fair value in U.S. generally accepted accounting principles and expands disclosures about fair value measurements. This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy assigns the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (i.e., Level 1 measurements) and the lowest priority to unobservable inputs (i.e., Level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include the following:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quotes prices that are observable for the asset or liability, and/or
•	Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

If the asset or liability has a specified or contractual term (e.g., traditional guaranteed investment contract), the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The fair value measurement level assigned to the asset or liability within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  The valuation techniques used are required to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Plan uses the following valuation methods for determining fair value in accordance with FASB ASC 820.

Common stocks – Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds – Valued at the closing market price obtained from national exchanges of the underlying investments of the respective fund as of the last business day of the year.

Traditional guaranteed investment contracts – Valued at fair value by discounting each GIC’s related cash flows based on swap curve rates in effect as of the measurement date, with the maturity of the swap curve rate matched to each underlying GIC cash flow.  In addition, the valuation process incorporated an assessment of potential credit worthiness relating to the GICs’ life insurance issuers.

Synthetic guaranteed investment contracts – The underlying investments of the Plan’s synthetic GICs are of two types – an institutional mutual fund, and a commingled bond portfolio.  The institutional mutual fund is valued at the quoted NAV as of the measurement date, while the underlying fixed income investments of the commingled bond portfolio are valued by the custodian, utilizing prices provided by third party pricing sources that incorporate inputs such as reported trades, broker/dealer quotes, benchmark yields, issuer spreads and bid/offer data.

Money market funds and collective trust funds – Valued at NAV, i.e. the price at which investors may enter and exit the funds on a daily basis, with no restrictions.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with those used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table summarizes the basis used to measure certain investments at fair value on a recurring basis in the statements of net assets available for plan benefits:

		Fair Value Measurements at December 31, 2009 using:
Description	Balance at December 31, 2009	Quoted Prices in Active Markets for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Mutual funds	$1,803,633,474	$1,803,633,474	-	-
Common stock	140,268,711	140,268,711	-	-
Guaranteed investment contracts	152,991,720	-	$152,991,720	-
Synthetic investment contracts	432,814,901	-	432,814,901	-
Collective trust funds	41,261,459	-	41,261,459	-
Money market fund	127,655,489	127,655,489	-	-
Total investments at fair value	$2,698,625,754	$2,071,557,674	$627,068,080	-

		Fair Value Measurements at December 31, 2008 using:
Description	Balance at December 31, 2008	Quoted Prices in Active Markets for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Mutual funds	$1,132,294,515	$1,132,294,515	-	-
Common stocks	273,468,019	273,468,019	-	-
Guaranteed investment contracts	179,804,212	-	$179,804,212	-
Synthetic investment contracts	388,034,870	192,698,591	195,336,279	-
Collective trust funds	38,827,086	-	38,827,086	-
Money market fund	66,593,435	66,593,435	-	-
Total investments at fair value	$2,079,022,137	$1,665,054,560	$413,967,577	-

NOTE 6 – INVESTMENT ELECTIONS

Participants can elect to invest amounts credited to their account in any of twenty-five investment funds offered by the Plan and transfer amounts between these funds at any time during the year.  Investment elections must be made in multiples of 1%.  Transfers between funds must be made in whole percentages and/or in an amount of at least $250 and may be made on a daily basis.

The twenty-five investment options were as follows for 2009:

Interest Income Fund – consists primarily of guaranteed and synthetic investment contracts issued by life insurance companies, which pay a specified rate of interest for a fixed period of time and repay principal at maturity.  There is one collective trust and several wrapper contracts (the purpose of the wrapper contracts is to provide market and cash flow risk protection to the Plan by maintaining the stable value of the investment and ensuring the desired targeted return) in the fund.  The fund also contains a money market component within the underlying investments, for the purpose of providing liquidity for fund transfers and other participant-directed activity. The traditional guaranteed investment contracts underlying the Interest Income Fund are guaranteed by the issuing insurance carrier.  The legacy Wyeth Investment Committee had established guidelines that provide that investment contracts be placed with companies rated Aa3 or higher by Moody’s and AA- or higher by Standard & Poor’s.  The underlying bond portfolios of the wrapper contracts must have a blended portfolio credit rating that adheres to these guidelines. The interest rate payable to Plan participants in this fund will be a rate which reflects a blend of the total investments made by the fund.  The average blended yield interest rates attributable to these contracts approximated 3.85% and 4.94% for the years ended December 31, 2009 and 2008, respectively. The average yield interest rates credited to participants approximated 3.81% and 4.59% for the years ended December 31, 2009 and 2008, respectively.

Pfizer Common Stock Fund – consists primarily of Company common stock and a money market component for purposes of providing liquidity.   Purchases and sales of Pfizer common stock are made in the open market.  Participants have full voting rights for equivalent shares purchased at their direction under the Plan.  This option became available on October 15, 2009 (See Note 1).

Fidelity Magellan Fund – consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks long-term capital appreciation by investing in the stocks of companies that the investment manager believes possess above average growth potential.

Fidelity Balanced Fund – consists of shares in a mutual fund managed by Fidelity Management & Research Company that invests primarily in income-producing securities, including common stocks, preferred stocks and bonds, with at least 25% of the fund’s assets in fixed income senior securities.

Fidelity International Discovery Fund – consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks long-term growth by investing in stocks, of which at least 65% are in securities of issuers that have their principal business activities outside of the United States.

Fidelity Spartan U.S. Equity Index Fund – consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks to provide investment results that correspond to the aggregate total return performance of the stocks that make up the Standard & Poor’s 500 Index.

Fidelity Low-Priced Stock Fund – consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks to provide capital appreciation by investing primarily in domestic and international small/mid capitalization equities.

MSIFT Value Portfolio – Adviser Class – consists of shares in a mutual fund managed by Morgan Stanley Investments, LLP, which seeks to provide long-term growth of capital  by investing in stocks of large and mid-sized companies that the investment manager believes are undervalued.

PIMCO Total Return – Administrative Class – consists of shares in a mutual fund managed by Pacific Investment Management Company that seeks to provide a high level of current income by investing in a diversified portfolio of fixed income instruments, including U.S. government, corporate, mortgage and foreign investments.

Fidelity High Income Fund – consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks to provide a high level of current income by investing primarily in income-producing debt securities, preferred stocks and convertible securities, with an emphasis on lower-quality debt securities.

Fidelity New Markets Income Fund – consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks to provide a high level of current income as well as long-term capital appreciation by investing at least 80% of its assets in debt securities of issuers in emerging or developing markets.

Oppenheimer Developing Markets Fund – Class A – consists of shares in a mutual fund managed by OppenheimerFunds that seeks to provide long-term capital appreciation by investing primarily in the common stocks of issuers in emerging or developing markets.

Fidelity Real Estate Investment Fund – consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks to provide above-average income and long-term capital growth by investing at least 80% of its assets in equity securities of companies principally engaged in the real estate industry.

Fidelity Capital Appreciation Fund – consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks to provide long-term growth of capital by investing primarily in the large capitalization growth common stocks of domestic and foreign issuers.

RS Partners Fund – consists of shares in a mutual fund managed by RS Investment Management Co LLC that seeks to provide capital appreciation by investing in the common stocks of small and midsize companies.

Fidelity Freedom Funds – consist of shares in ten mutual funds (classified as “lifecycle” funds) managed by Fidelity Management & Research Company that permit an investor to select the fund that best matches his or her expected retirement year.  Each Freedom Fund is a balanced fund (i.e., providing a mix of equity and fixed income exposure) that invests in a portfolio of other Fidelity mutual funds, and each will gradually adopt a more conservative allocation as the target retirement date approaches.  The ten mutual funds available to legacy Wyeth Plan participants are Freedom 2005, Freedom 2010, Freedom 2015, Freedom 2020, Freedom 2025, Freedom 2030, Freedom 2035, Freedom 2040, Freedom 2045 and Freedom 2050.

The following investment option was available during the period January 1, 2009 through October 15, 2009:

Wyeth Common Stock Fund – consisted primarily of Wyeth common stock and a money market component for purposes of providing liquidity.   Purchases and sales of Wyeth common stock were made in the open market.  Participants had full voting rights for equivalent shares purchased at their direction under the Plan.

NOTE 7 – MANAGEMENT OF THE PLAN

The Plan was administered by the legacy Wyeth Human Resources, Benefits and Compensation Committee through October 15, 2009 (see Note 1) and then afterwards by the Pfizer Savings Plan Committee which was appointed by the Board of Directors of the Company. The investment fiduciary function is governed by the Savings Plan Committee, which was also appointed by the Board of Directors of the Company.  MTC was appointed the Plan’s trustee and is a party-in-interest to the Plan.  Mercer Human Resources Services (“MHRS”) is the recordkeeper and custodian.

NOTE 8 – DEMUTUALIZATION

Prudential Life Insurance Company (“Prudential”), a custodian of terminated defined contribution plans of which legacy Wyeth was the successor, previously operated as a mutual insurance company.  A mutual insurance company is considered to be owned by policyholders whose insurance contracts embody their rights as insured and as members of the mutual insurance company.  In order to enhance their financial flexibility and to improve access to capital markets, Prudential became a stock company.  In accordance with Internal Revenue Service (“IRS”) and Department of Labor rulings, the proceeds of the demutualization shares of Prudential were to be used for the benefit of participants and to offset a portion of the Company matching contributions.  At September 24, 2009, the Prudential stock and accrued dividends valued at $166,152 were invested into the Interest Income Fund of the Plan.  Prudential stock held by the Plan was valued at $0 and $89,025 at December 31, 2009 and 2008, respectively.

NOTE 9 – PLAN AMENDMENTS

The Plan was amended to provide all participants who were employed or on a leave of absence as of October 15, 2009 (See Note 1) 100% vesting in future Company matching contributions that will be made to their respective accounts under the Plan.

NOTE 10 – FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter on February 20, 2008 in which the Internal Revenue Service stated that the Plan, as amended, and related trust was in compliance with the applicable requirements of the Code.  The Plan administrator and the Company’s tax counsel believes that the Plan, as currently designed, is being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been made.

NOTE 11 – RELATED-PARTY TRANSACTIONS

MTC is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions. MHRS is the recordkeeper as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions. The Plan also invests in shares of the Company.  The Company is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

NOTE 12 – PLAN TERMINATION

Although it has not expressed any intention to do so, the Company reserves the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their Company contribution and earnings amounts and are entitled to full distribution of such amounts.

NOTE 13 – INVESTMENTS

The fair value of individual investments that represented 5% or more of the Plan’s net assets available for plan benefits as of December 31, 2009 and 2008 were as follows:
	2009	2008

Investment in Master Trust	$746,315,640	$664,567,413
Pfizer Common Stock	140,268,711	-
Wyeth Common Stock*	-	273,378,994
Fidelity Spartan U.S. Equity Index Fund	228,928,134	187,683,596
Fidelity Balanced Fund	220,196,550	178,801,380
Fidelity International Discovery Fund	185,034,238	148,167,338
Fidelity Magellan Fund	185,624,525	132,455,136
Fidelity Low-Priced Stock Fund	172,901,773	125,022,040
Oppenheimer Developing Markets Fund	191,235,103	96,314,337

* In 2009, this investment was replaced by the Pfizer Common Stock, which is more than 5% of the Plan’s total assets.

During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $486,151,375 as follows:

Mutual funds	$387,210,568
Common stocks	98,940,807
Total	$486,151,375

NOTE 14 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	2009	2008
Net Assets Available for Plan Benefits per the financial statements	$2,738,733,017	$2,162,035,877

Adjustment from contract value to fair value for fully benefit responsive investment contracts	7,986,194	(38,132,893)

Net Assets Available for Plan Benefits per the Form 5500	$2,746,719,211	$2,123,902,984

The following is a reconciliation of total investment income per the financial statements to the Form 5500:

2009

Total investment income per the financial statements	$561,846,629

Adjustment from contract value to fair value for fully benefit responsive investment contracts	46,119,087

Total investment income per the Form 5500	$607,965,716

NOTE 15 – SUBSEQUENT EVENT

On October 1, 2010, the Plan is scheduled to be merged with and into the Pfizer Savings Plan.  Participants who are eligible to participate in and who hold balances in the Plan will be able to participate in the Pfizer Savings Plan.  Participant balances will be transferred into investment options offered by the Pfizer Savings Plan at that time.

Schedule I

Wyeth Savings Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009
Employer Identification Number – 13-5315170
Plan Number – 020

Identity of Issuer	Description of Investment	Cost **	Current Value

The Bank of New York Mellon	96.50% of the Master Trust for the Interest Income Fund - Guaranteed and Synthetic Investments Contracts, Cash, and Collective Trust		$746,315,640

Pfizer Inc *	Common Stock
	7,711,309 shares		140,268,711

The Bank of New York Mellon	Money Market Fund
	Interest Bearing Cash		8,407,929

* Represents a party-in-interest to the Plan. ** Cost not required for participant directed investments.

Schedule I
(Page 2)

Wyeth Savings Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009
Employer Identification Number – 13-5315170
Plan Number – 020

Identity of Issuer	Description of Investment	Cost **	Current Value

Fidelity Management Trust Company	Magellan Fund
	2,996,953 shares		185,624,525

Fidelity Management Trust Company	Balanced Fund
	13,459,447 shares		220,196,550

Fidelity Management Trust Company	International Discovery Fund
	6,096,680 shares		185,034,238

Fidelity Management Trust Company	Spartan U.S. Equity Index Fund
	5,805,938 shares		228,928,134

Fidelity Management Trust Company	Low-Priced Stock Fund
	5,413,330 shares		172,901,773

Fidelity Management Trust Company	Real Estate Investment Fund
	1,835,512 shares		37,003,925

Fidelity Management Trust Company	New Markets Income Fund
	3,071,350 shares		46,162,397

Fidelity Management Trust Company	Capital Appreciation Fund
	2,324,332 shares		49,810,436

Fidelity Management Trust Company	High Income Fund
	3,384,822 shares		28,635,603

Fidelity Management Trust Company	Freedom Fund 2005
	875,073 shares		8,776,985

Fidelity Management Trust Company	Freedom Fund 2010
	2,034,538 shares		25,452,067

Fidelity Management Trust Company	Freedom Fund 2015
	4,695,198 shares		48,923,968

Fidelity Management Trust Company	Freedom Fund 2020
	4,212,904 shares		52,871,943

* Represents a party-in-interest to the Plan.
** Cost not required for participant directed investments.

Schedule I
(Page 3)

Wyeth Savings Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009
Employer Identification Number – 13-5315170
Plan Number – 020

Identity of Issuer	Description of Investment	Cost **	Current Value

Fidelity Management Trust Company	Freedom Fund 2025
	5,846,832 shares		60,748,580

Fidelity Management Trust Company	Freedom Fund 2030
	3,791,563 shares		46,977,459

Fidelity Management Trust Company	Freedom Fund 2035
	3,327,578 shares		34,140,946

Fidelity Management Trust Company	Freedom Fund 2040
	2,913,635 shares		20,861,630

Fidelity Management Trust Company	Freedom Fund 2045
	704,124 shares		5,963,934

Fidelity Management Trust Company	Freedom Fund 2050
	488,121 shares		4,075,814

Morgan Stanley Investments, LLP	MSIFT Value Portfolio – Adviser Class
	3,930,096 shares		52,938,390

Pacific Investment Management Co.	PIMCO Total Return
	6,397,468 shares		69,092,653

Oppenheimer Funds	Developing Markets Fund
	6,649,343 shares		191,235,103

RS Investment Management Co.	RS Partners Fund
	1,054,773 shares		27,276,421

Participant loans*	Rates ranging from 4.25% to 10.5%
	due through 2024		41,957,526

Total			$2,740,583,280

* Represents a party-in-interest to the Plan.
** Cost not required for participant directed investments.
See accompanying report of independent registered public accounting firm.